

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 25, 2009

By facsimile to (702) 944-7100 and U.S. Mail

Mr. Gregory P. Ruff
President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
QE Brushes, Inc.
6411 South Auer Street
Spokane, WA 99223

Re: QE Brushes, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed August 5, 2009
        File No. 333-157970

Dear Mr. Ruff:

We reviewed the filing and have the comments below.

General

1.   We have reviewed your response to prior comment 1 and reissue this comment. In this
        regard, we note that your response does not adequately address the issue raised in the
        second or third bullet points. With respect to the second bullet point, your response
        merely indicates that management is distinct. This alone does not address the issue
        raised by that bullet point. With respect to the third bullet point, you indicate that Mr.
        Ruff has received solicitations in response to the add. However, you do not explain why
        an add offering the sale of shell companies uses the company's telephone number.

Summary, page 6

2.   We note the representation made in response to prior comment 1 that QE Brushes has
        never indicated that it would merge with an unidentified company and the disclosure here
        that QE Brushes has no intention of engaging in a reverse merger with any entity in an
        unrelated industry. Revise the disclosure to state unambiguously that QE Brushes has no
        intention of engaging in a reverse merger with any entity in a related or unrelated

industry. Further, please reconcile with disclosure in the risk factor "Our board of directors may change our policies and strategies…" on page 13. This risk factor appears to contemplate a reverse merger, as the new disclosure indicates that your "policies and strategies" are your current business model.

Because we will be forced to rely on third party manufacturers…, page 11

3.   Disclosure that QE Brushes has not yet located a manufacturer for its products is inconsistent with disclosure on page 6 and elsewhere that QE Brushes has accepted the manufacturing bid of MERI China, LLC. Please reconcile the disclosures.

Selling Shareholders, page 19

4.   We note the response to prior comment 13 that "To the Company's knowledge, no selling shareholder is an affiliate of a broker-dealer." Clarify whether the Company's knowledge is based on a representation to that effect from each selling shareholder.

Company Overview, page 26; Our Product, page 27

5.   We have reviewed your response to prior comment 15. Please provide us a copy of the trademark application or the serial/registration number assigned to the application by the Patent and Trademark Office so that we may access the application online.

6.   Refer to prior comment 15. Disclosure in the first paragraph on page 26 that QE Brushes is currently early in the process of designing and developing the shape of the toothbrush appears inconsistent with disclosure in the third paragraph on page 12 that QE Brushes is currently testing and refining its prototype product and disclosure in the second paragraph on page 26 that QE Brushes has completed the development and testing of its product. Additionally, disclosure in the fifth paragraph on page 27 that QE Brushes has finalized its 3-dimensional computerized design and is in the process of making three different sizes of prototype toothbrush molds appears inconsistent with the disclosure on page 6 that QE Brushes is now working on the manufacturing processes for its product as well as the disclosures on page 26. Please reconcile the disclosures.

Our Consultants, page 28

7.   Disclosure in the first paragraph referring to the completion of the development of all four sizes of QE Brushes' product appears inconsistent with disclosure in the fifth paragraph on page 27 and elsewhere that QE Brushes is in the process of making three different sizes of prototype toothbrush molds for small, medium, and large size dogs. Please reconcile the disclosures.

Manufacturing Our Product, page 29

8.   Disclosure in the fifth paragraph that QE Brushes negotiated a contract that cuts the manufacturing cost "by more than 2/3" is inconsistent with disclosure in the first paragraph that the Boucherie USA bid was approximately $57,500 and disclosure in the fourth paragraph that the MERI China, LLC bid was approximately $24,000. Please reconcile the disclosures.

Research and Development Expenditures, page 31

9.   Disclosures that the design of the mold may have to be "tweaked" to accommodate the manufacturing process and that QE will not know what this design change may be until it has finalized its manufacturing method appear inconsistent with disclosure in the sixth paragraph on page 29 that the final 2 and 3 dimensional drawings with the logo placements on the brush handle will be completed by the end of July 2009 and sent to MERI China, LLC so that it can begin manufacturing operations in August 2009 and with disclosure on page 35 that QE Brushes' engineering consultant has completed the 3-dimensional CAD drawings. Please reconcile the disclosures.

Plan of Operations, page 34

10.   We note the disclosure of your agreement with a packaging consultant. Please file this agreement as an exhibit to the registration statement.

11.   Refer to prior comments 4 and 5. Expand the disclosure in the plan of operations section to include this information:

    • Known or anticipated costs of development of products and services, including the testing and refinement of QE Brushes' prototype product.

    • Known or anticipated costs of marketing QE Brushes' product under its license agreement with Mr. Gregory P. Ruff.

    • Known or anticipated costs of research and development to accommodate the design of QE Brushes' toothbrush to accommodate the manufacturing process.

    • Known or anticipated costs of the manufacturing process for producing QE Brushes' toothbrush.

- Known or anticipated costs of sales and distribution channels for QE Brushes' toothbrush.

- Known or anticipated costs of obtaining patent protection for QE Brushes' toothbrush.

- Other known or anticipated material costs relating to QE Brushes' plan of operation.

Sales and Distribution Strategy, page 35

12. Disclosure on page 12 indicates that QE Brushes has decided to focus initially its resources in "select areas" in the United States. Specify here the select areas in the United States in which QE Brushes has decided to focus initially its resources.

Exhibit Index

13. Refer to prior comment 24. Rule 102(d) of Regulation S-T requires an exhibit index immediately before the exhibits, but Rule 102(d) of Regulation S-T does not require an exhibit index immediately before each exhibit. Please revise. Further, include a caption or heading for the exhibit index.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Scott P. Doney, Esq.
Cane Clark LLP
3273 East Warm Springs
Las Vegas, NV 89120